# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inspirato Incorporated, CIK 0001820566
CUSIP: 45791E107
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 12/18/2024
Amends the filing with accession number 0001104659-22-025725
Filed by CIK 0001388871
Persons authorized to receive notices and communications: Kerry L. Killeen, Revolution LLC, 1717 Rhode Island Avenue, N.W., 10th Fl., Washington, District Of Columbia (DC), 20036, (202) 776-1400

## Reporting persons
- Revolution Management Company LLC (CIK 0001388871): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 822,300; sole dispositive power 0; shared dispositive power 822,300; aggregate amount beneficially owned 822,300 (7.6% of the class)
- Revolution Portico Holdings LLC (CIK 0001913527): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 766,050; sole dispositive power 0; shared dispositive power 766,050; aggregate amount beneficially owned 766,050 (7.1% of the class)
- Exclusive Resorts, LLC (CIK 0001226865): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 56,250; sole dispositive power 0; shared dispositive power 56,250; aggregate amount beneficially owned 56,250 (0.5% of the class)
- Alps Investment Holdings LLC (CIK 0001913518): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stephen M. Case (CIK 0001094581): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 822,300; sole dispositive power 0; shared dispositive power 822,300; aggregate amount beneficially owned 822,300 (7.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Inspirato Incorporated
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Comment: This Amendment No. 4 (this "Amendment No. 4" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 22, 2022, as amended and restated on November 22, 2023 and further amended on October 28, 2024 (as amended and restated and amended, the "Original Schedule 13D") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Original Schedule 13D. Unless amended or supplemented below, the information in the Original Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of Revolution Portico Holdings LLC ("Portico"), Exclusive Resorts, LLC ("Exclusive"), Alps Investment Holdings LLC ("Alps"), Revolution Management Company LLC ("Revolution"), and Stephen M. Case ("Case"). Portico, Exclusive, Alps, Revolution and Case are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D/A.
Residence or business address: The principal business office of the Reporting Persons other than Exclusive is 1717 Rhode Island Avenue NW, 10th Floor, Washington, DC 20036. The principal business office of Exclusive is 1601 19th St., Suite 500, Denver, CO 80202.
Present principal occupation or employment: The principal business of the Reporting Persons other than Exclusive is venture capital investments. The principal business of Exclusive is a destination club. Case serves as the manager of Revolution, which is the manager of each of Portico, Exclusive and Alps.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Portico, Exclusive, Alps and Revolution was organized in the state of Delaware and Case is a citizen of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 10,815,266 shares of Class A Common Stock outstanding as of October 29, 2024, as reported in the Issuer's prospectus dated December 4, 2024 filed with the SEC on December 5, 2024.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 766,050 shares of Class A Common Stock directly held by Portico and (ii) 56,250 shares of Class A Common Stock directly held by Exclusive.

Revolution serves the sole manager of each of Portico, Exclusive and Alps and Case is the manager of Revolution. Each of Revolution and Case possesses power to direct the voting and disposition of the shares held by each of Portico, Exclusive and Alps.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of Class A Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

Weighted Low High
Reporting No. Average Price Price
Transaction Person Date Shares Price ($) ($) ($)

Open Market Sale Portico 11/12/2024 1,060 3.36 3.33 3.43
Open Market Sale Portico 11/13/2024 3,796 3.44 3.27 3.77
Open Market Sale Portico 11/14/2024 10,821 3.41 3.30 3.54
Open Market Sale Portico 11/15/2024 9,804 3.40 3.33 3.54
Open Market Sale Portico 11/18/2024 5,044 3.37 3.33 3.49
Open Market Sale Portico 11/19/2024 3,447 3.49 3.34 3.60
Open Market Sale Portico 11/20/2024 1,800 3.77 3.59 3.89
Open Market Sale Portico 11/21/2024 4,261 3.62 3.52 3.72
Open Market Sale Portico 11/22/2024 891 3.71 3.58 3.86
Open Market Sale Portico 11/25/2024 3,012 3.89 3.74 4.03
Open Market Sale Portico 11/26/2024 6,087 3.68 3.55 3.85
Open Market Sale Portico 11/27/2024 1,063 3.70 3.60 3.90
Open Market Sale Portico 11/29/2024 2,156 3.70 3.64 3.75
Open Market Sale Portico 12/02/2024 554 3.67 3.63 3.72
Open Market Sale Alps 12/03/2024 2,694 3.67 3.65 3.74
Open Market Sale Alps 12/04/2024 6,769 3.74 3.56 3.96
Open Market Sale Alps 12/05/2024 6,985 3.68 3.57 3.83
Open Market Sale Alps 12/06/2024 3,525 3.63 3.60 3.74
Open Market Sale Portico 12/09/2024 4,814 3.48 3.34 3.56
Open Market Sale Portico 12/10/2024 6,633 3.27 3.21 3.38
Open Market Sale Portico 12/13/2024 2,758 3.55 3.50 3.59
Open Market Sale Portico 12/16/2024 1,702 3.45 3.40 3.50
Open Market Sale Portico 12/17/2024 2,670 3.41 3.40 3.44
Open Market Sale Portico 12/18/2024 25,000 3.42 3.40 3.56
Open Market Sale Portico 12/19/2024 25,000 3.50 3.40 3.67
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Revolution Management Company LLC: /s/ Stephen M. Case, By Stephen M. Case, Manager (12/19/2024)
- Revolution Portico Holdings LLC: /s/ Stephen M. Case, By Revolution Management Company LLC, its Manager, By Stephen M. Case, Manager (12/19/2024)
- Exclusive Resorts, LLC: /s/ Stephen M. Case, By Stephen M. Case, Co-Chair (12/19/2024)
- Alps Investment Holdings LLC: /s/ Stephen M. Case, By Revolution Management Company LLC, its Manager, By, Stephen M. Case, Manager (12/19/2024)
- Stephen M. Case: /s/ Stephen M. Case, Stephen M. Case (12/19/2024)